SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8A

                    AMENDMENT TO NOTIFICATION OF REGISTRATION

                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby amends its notification of registration filed with the Securities and Exchange Commission on April 21, 1993, as amended January 19, 1996, pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to notification of registration submits the following information:

Name:    The Massachusetts Health & Education Tax-Exempt Trust

Address of Principal Business Office:
         255 State Street
         Boston, Massachusetts 02109

Telephone Number: (617) 482-8260

Name and address of agent for service of process:
         Eaton Vance Management, as Administrator
         Eric G. Woodbury
         255 State Street
         Boston, Massachusetts 02109

Check Appropriate Box:
         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company of 1940 concurrently with the filing of this amended Form N-8A: YES [ ] NO [X]

Item 1.     Name of Registrant:  The Massachusetts Health & Education Tax-Exempt
            Trust.

Item 2.     State and Date of Organization: Massachusetts; April 20, 1993.

Item 3.     Form of Organization: Trust.

Item 4.     Classification of Registrant: Management Company.

Item 5(a).  Registrant is a closed-end company.

Item 5(b).  Registrant is a non-diversified company.

Item 6. Investment Adviser of Registrant: Eaton Vance Management, 255 State Street, Boston, MA 02109.

Item 7.           Board of Trustees of Registrant:
                     James F. Carlin (1)
                     Thomas H. Green (2)
                     Walter B. Prince (3)
                     Edward M. Murphy (4)
                     James M. Storey (5)

                  Officers of Registrant:
                     Chairman: Walter B. Prince (3)
                     President: Thomas J. Fetter*
                     Vice President: Robert B. MacIntosh*
                     Secretary: Eric G. Woodbury*
                     Treasurer: James L. O'Connor*
                     Assistant Secretary/
                        Assistant Treasurer: Kristin S. Anagnost*

                  The address for each of the above-named Trustees and Officers of Registrant is as follows: (1) Carlin Consolidated, Inc., 233 West Central St., Natick, MA 01760; (2) Salomon Smith Barney, 28 State Street, Boston, MA 02109; (3) Peckham, Lobel, Casey, Prince & Tye, 585 Commercial St, Boston, MA 02109; (4) Olympus Healthcare Group, Inc., 775 Trapelo Road, Walthm, MA 02452; (5) Dechert Price & Rhoads, Ten Post Office Square South, Boston, MA 02109; * 255 State Street, Boston, MA 02109.

Item 8.           Inapplicable.

Item 9(a).        No; Registrant  is  not  currently  issuing   and offering its
                  securities directly to the public.

Item 9(b).        Inapplicable.

Item 9(c). No; Registrant does not presently propose to make a public offering of its securities.

Item 9(d).        Yes.  Prior offerings are completed.

Item 9(e). As of April 26, 1999, there were approximately 2,312,525 Common Shares and 200 Auction Preferred Shares outstanding. No shareholders held more than 10% of the Registrant's outstanding securities.

Item 10.          Current Value of Registrant's Assets: $42,233,217.

Item 11.          No.

Item 12. Reference is made to the Audited Financial Statements dated December 31, 1998 filed electronically with the Commission
                  pursuant       to      Section  30(b)(2)      (Accession   No.
                  0000950156-99-000132), which are incorporated herein by reference.

                                    SIGNATURE


         Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Amendment to its Notification of Registration to be duly signed on its behalf in the City of Boston, Commonwealth of Massachusetts on the 3rd day of May, 1999.


                                   THE MASSACHUSETTS HEALTH &
                                   EDUCATION TAX-EXEMPT TRUST




                                   By /s/ Thomas J. Fetter
                                      -------------------------------------
                                      Thomas J. Fetter
                                      President



ATTEST: /s/ Eric G. Woodbury
        -----------------------------------
        Eric G. Woodbury
        Secretary